EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Dollars in millions)	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations before provision for income tax	$126	$162	$234	$291	$232
Fixed charges	175	223	297	353	359
Income from continuing operations before provision for income tax and fixed charges	$301	$385	$531	$644	$591

Fixed charges:
Interest expense	$175	$223	$297	$353	$359

Ratio of earnings to fixed charges	1.7	1.7	1.8	1.8	1.6

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